September 9, 2016

VIA EDGAR TRANSMISSION

John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	CARBO Ceramics Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
File No. 1-15903

Dear Mr. Cash:

By letter dated August 25, 2016, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the annual report on Form 10-K for the Year Ended December 31, 2015 (the “2015 Form 10-K”) of CARBO Ceramics Inc. (the “Company”).  In response to your comments, we hereby submit the responses below.  For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below each comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

General Business Conditions, page 24

1.

We note that severe declines in oil and natural gas prices and significant reductions in oil and natural gas industry drilling activities and capital spending since 2014 have had, and will likely continue to have, a negative impact on your results of operations.  In order for investors to more fully understand and assess the impact of industry conditions on your operations, please revise future filings, including your next quarterly filing, to address minimum rig counts and oil and natural gas prices that you believe are necessary in order for your business to be sustainable.

In 2015, we commenced providing statistical information about rig counts and oil and natural gas prices and their impact on our business through disclosures in our annual reports on Forms 10-K and quarterly reports on Form 10-Q.  We also disclosed correlations between lower commodity pricing and operators’ decisions regarding whether to utilize certain of our products in such a low cost environment.  In the Results of Operations section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2016, we quantified the effects of such reduced prices on our results of operations, stating “the decline in ceramic sales volumes was largely attributable to a 56% reduction in the North American rig count and a depressed commodity price for oil and the resulting negative impact on industry activity levels, along with an increased number of operators using a higher percentage of raw frac sand as an alternative to ceramic proppant due to its lower cost.”  Moreover, in the Results of Operations section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the 2015 Form 10-K, we provided disclosure regarding the impact of current commodity prices on the Company’s operations, quantifying this impact where reasonably practicable, all in accordance with Regulation S-K of the U.S. Securities Act of 1933.  We refer the Staff to the Results of Operations section of that report

Mr. John Cash

Securities and Exchange Commission

September 9, 2016

where, as an example, we stated “net loss in 2015 was impacted by a 48% reduction in the North American rig count which resulted in lower ceramic proppant sales volumes.”

In our letter to the Staff dated June 26, 2015, in response to a comment letter from the Staff dated June 12, 2015, the Company confirmed that in the future it would quantify and discuss changes in rig count and oil prices for the periods presented if it believed such variations were material and provided reasonably informative information to investors.  Since filing our response letter, our filings have contained what we believe to be useful qualitative and quantitative references to rig counts and commodity prices, providing guidance as to the impact of those factors on our business.  Moreover, our filings contain substantial disclosure on our efforts to navigate the current downturn in the oil and gas industry, including putting into place an equity offering program and other financing alternatives to provide appropriate liquidity in the event of a prolonged downturn.  We will provide disclosure on these efforts in our next quarterly report on Form 10-Q.

With respect to the Staff’s specific request, we believe it would be inappropriate to purport to provide minimum rig counts and commodity prices needed for a sustainable business operation.  While rig counts and commodity prices are important to our business, our results of operations are also significantly affected by a host of other factors, including but not limited to (a) completion activity, which is not necessarily correlated with rig count, (b) customer preferences, (c) new product and technology adoption (including our new KRYPTOSPHERE, QUANTUM and SCALEGUARD technologies), (d) imports and competition, (e) changes in the product mix of what we sell, (f) the evolution of our own cost structure, and (g) changes in our strategy and execution.  Current demand for proppant is extremely dynamic, such that even if rig count and commodity prices were assumed to remain constant, our business results would be highly dependent on the above and other evolving factors.

As a result, we believe disclosing minimum rig counts and commodity prices purportedly necessary for the sustainability of our business would not improve the quality of our disclosures.  The proposed disclosure would have to be so carefully qualified that it would be virtually meaningless and would not necessarily be more beneficial to investors than the disclosure we currently provide.  We also believe that the proposed disclosure could have the unintended effect of misleading or confusing investors by potentially over- or under-stating any particular rig count or commodity price range as necessary or sufficient for our sustained profitability.  Presumably for similar reasons, we are not aware of other participants in the oil and gas services or supply industry providing such information in their quarterly or annual disclosures in the manner requested.

We believe that, taken as a whole, our current disclosures in place since our response to the Staff’s letter of June 12, 2015 provide appropriate disclosure regarding the effect of market conditions in the oil and gas industry on our operating performance.  In future filings, we will continue to pay particular attention to the robustness of our disclosures on this subject.

Critical Accounting Policies, page 25

2.	In regard to your disclosures related to income taxes, please revise future filings to disclose and discuss the extent to which you may be unable to continue to record tax benefits.

In future filings, the Company will disclose and discuss the extent to which we may be unable to continue to record tax benefits.

Mr. John Cash

Securities and Exchange Commission

September 9, 2016

3.

We note that as a result of worsening conditions in the oil and natural gas industry during the fourth quarter of 2015, you evaluated substantially all your long-lived assets for possible impairment as of December 31, 2015.  Please tell us and revise future filings, including your next quarterly filing, to address the following:

•	Explain the reasons why your key assumptions varied by facility and address the magnitude of the variations;
•	In regard to the overriding assumptions you used to determine undiscounted cash flows, clarify how you define full recovery of the industry and normal capacity;
•	Disclose the key assumptions and inputs that impacted your fair value analysis, including the weighted average cost of capital and growth rate;
•	Disclose the potential impact of changes in material assumptions on your results; and
•	Disclose the remaining carrying values of the impaired assets.

Our key assumptions used in evaluating our long-lived assets for possible impairments varied by facility due to the type of product produced and, in the case of ceramic proppant, the production process used at each facility.  For example, the operational economics and financial results associated with frac sand are materially different from a technology-based product, like ceramic proppant.  We produce both bauxite and kaolin-based ceramic proppant products.  In addition, there are three generations of technologies used to produce ceramic proppant.  From oldest to newest, those technologies are the dry process, the wet process and the KRYPTOSPHERE process.

With respect to the overriding assumptions we used to determine undiscounted cash flows, we define full recovery of the oilfield services industry as consecutive periods of (a) sustained, profitable growth, (b) increases in equipment utilization, and (c) increases in headcount.  We define our normal ceramic proppant production levels as facility utilization at or above 65% of the collective stated capacity of all of our operating ceramic proppant manufacturing facilities.

Given the impact that the industry downturn has had on pricing for both frac sand and ceramic proppant, and the Company’s advancements in KRYPTOSPHERE technology, which we believe will render obsolete the use of bauxite based ceramic proppant, we identified indicators of impairment associated with our U.S. proppant manufacturing facilities.  These indicators included that (a) our Marshfield, Wisconsin facility only produces dried and sized frac sand, (b) products produced in our wet process facilities, collectively, are subject to the market pricing pressures discussed above, and (c) our McIntyre, Georgia facility is our least efficient ceramic proppant production facility.  The McIntyre facility utilizes the oldest generation ceramic production process (or the dry process), which is almost exclusively used to produce bauxite based ceramic proppant.

Based on these qualitative considerations, we prepared an undiscounted cash flow analysis for all of our U.S. proppant manufacturing facilities.  Key assumptions underlying our undiscounted cash flow analysis included, but were not limited to, facility utilization, raw material cost inflation and long-term sales prices for products produced.  Based on these analyses, we noted that the carrying value for the Marshfield and McIntyre facilities were higher than the sum of their respective undiscounted cash flows.  For our wet process facilities, collectively, the carrying value was below the sum of the undiscounted cash flows.

Mr. John Cash

Securities and Exchange Commission

September 9, 2016

The Company utilized a third party valuation service to determine the fair value of both the real and personal property associated with the Marshfield and McIntyre facilities.  Key assumptions used in the real and personal property valuation included, among others, comparable sales data and estimates of cost of similar new equipment.  The third party also prepared a separate discounted cash flow analysis for each facility. The discounted cash flow analysis, which was based on the undiscounted cash flow analysis described above, involved certain key assumptions primarily related to weighted average cost of capital and perpetuity growth rate.  The weighted average cost of capital used to assess fair value under our separate discounted cash flow analysis for the Marshfield and McIntyre facilities was 13.0% and 12.3%, respectively.  The weighted average cost of capital used in the Marshfield facility valuation was slightly higher because of a higher risk premium assigned to that facility.  The perpetuity growth rate used for both of the facilities was 3.0%.  In both cases, the resulting real and personal property valuations were equal to or above the fair value implied by our separate discounted cash flow analysis and thus were utilized to record the respective impairment charges.

If there are changes to our material assumptions, it is possible that we may have to recognize additional impairments in the future.  However, we believe that the material assumptions used in our impairment analysis were reasonable and were based on the best available information and forecasts at the time.  We continue to monitor whether or not events or circumstances would indicate that the carrying value of any of our long-lived assets might not be recoverable.  As of March 31, 2016 and June 30, 2016, no events or circumstances were noted that indicated the carrying amounts might not be recoverable.

As of December 31, 2015, the remaining carrying value of the impaired assets was approximately $5.9 million.  Changes to the remaining carrying value after December 31, 2015 were primarily due to depreciation.  As of March 31, 2016 and June 30, 2016, the remaining carrying value of the impaired assets was approximately $5.4 million and $5.0 million, respectively.  In future filings, the Company will disclose and discuss the above matters as requested.

4.

We note that in early 2015, low production levels triggered the component of your inventory accounting policy relating to operating at production levels below normal capacity and you expensed fixed production overhead amounts in excess of amounts that would have been allocated to each unit of production at normal production levels.  You disclose that as a result of low production levels and idled and mothballed facilities, you expensed $33.7 million of production costs during the year ended December 31, 2015 and $23.2 million during the six months ended June 30, 2016.  Please explain to us, and clarify in future filings, including your next quarterly filing, how you determine the amount of production costs you expense during each period, including if such costs were expensed for all the facilities you operate.  If the amount you expense is based on any significant estimates or assumptions, please disclose and discuss your material assumptions and address the potential impact of changes in those assumptions on your results.

To determine the amount of production costs that we expense during each period, the Company allocates fixed production overheads to the costs of conversion based on the normal capacity of each production facility, generally considered to be 65% of a facility's stated capacity or higher.  When a production facility operates at normal capacity, all of its fixed production overheads are allocated to costs of conversion of each product manufactured, based on the actual level of production.  This determination is made facility-by-facility on a monthly basis in order to calculate the initial measurement value to recognize as cost of goods produced in a month by a given facility.

Mr. John Cash

Securities and Exchange Commission

September 9, 2016

When a facility's total production in a month drops below 65% of its normal capacity, it is considered to be operating at an abnormally low production level.  In such cases, each unit of production receives an allocation of fixed overheads in the amount that would have been allocated at the lower-end of normal capacity.  The remaining unallocated excess fixed overhead cost for the facility is recognized as expense in the period and classified as Cost of Sales.

Materials are the only variable component of production.  Plant labor and all other overhead costs incurred in the production of the Company's products are either semi-fixed or fixed in nature, therefore all are included in the monthly evaluation of costs allocable to costs of conversion at normal capacity.

The Company maintains a rate for each production facility that represents the maximum fixed production overhead cost per unit of production allocable to costs of conversion.  The rates are based on an analysis of a recent historical period considered representative of a normal operating environment in which the facility operated at normal capacity.  The maximum rate is calculated by recasting the fixed production overhead cost per unit of production on a pro forma basis as if the facility had operated at the lower-end threshold of its range of normal capacity, generally 65% of stated capacity.  The current rates are based on 2014 as the representative year.  Implied in this method is the assumption that 2014 production costs relative to sales prices yield a normal profit margin.  A significant, permanent deterioration in the average selling prices of the Company’s products could result in a significant lowering of the rates, thereby increasing the periodic charge.

All of the Company's production facilities are subject to this policy; however, since January 1, 2015, only the U.S. production facilities have operated at abnormally low production rates.  Therefore, such excess fixed overhead costs have been expensed for each U.S. production facility in both 2015 and 2016.  In future filings, the Company will clarify and discuss the above matters as requested.

*  *  *

In accordance with the requests at the end of your letter, the Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (281) 921-6400.

Sincerely,

/s/ Ernesto Bautista, III
Ernesto Bautista, III
Chief Financial Officer